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13013382

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing
Section

MAR 1 – 2013

Washington DC
400

SEC FILE NUMBER
8 – 42836

✳A6
3/1

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/12_____ AND ENDING _____12/31/12_____
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

  BCP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  289 GREENWICH AVENUE, 4TH FLOOR
                                  (No. And Street)

GREENWICH,	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edwin Garcia	(203) 618-9359
	(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP	ATTN: JOHN FULVIO, CPA
(Name	- if individual state last, first, middle name)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)

3/11/13

OATH OR AFFIRMATION

I, _____ Edwin Garcia _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ BCP SECURITIES, LLC _____ , as of _____ DECEMBER 31, 2012 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

STATE OF CONNECTICUT)
) ss. Greenwich   February 1, 2013
COUNTY OF FAIRFIELD)

Philip H. Bartels
Notary Public
My Commission Expires: 11/30/14

_____
Signature

Head of Operations
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows..
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FULVIO *&* **ASSOCIATES**, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Members of
  BCP Securities, LLC:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of BCP Securities, LLC & Subsidiaries (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

BCP SECURITIES, LLC & SUBSIDIARIES

CONSOLIDATED STATEMENT OF

FINANCIAL CONDITION

DECEMBER 31, 2012

PUBLIC

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of BCP Securities, LLC & Subsidiaries as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

New York, New York
February 26, 2013

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents		$ 2,626,546
Due from brokers		3,032,743
Securities owned, at fair value		8,088,898
Furniture, equipment and leasehold improvements	$ 1,232,805	
Less: accumulated depreciation and amortization	(794,431)	438,374
Security deposit and other assets		1,737,568
TOTAL ASSETS		$ 15,924,129

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Accrued expenses and other liabilities		$ 4,414,056
Securities sold, not yet purchased, at fair value		5,041,749
TOTAL LIABILITIES		9,455,805
Members' capital		6,468,324
TOTAL LIABILITIES AND MEMBERS' CAPITAL		$ 15,924,129

The accompanying notes are an integral part of this consolidated financial statement.

NOTE 1.   SIGNIFICANT BUSINESS ACTIVITIES

BCP Securities, LLC & Subsidiaries, (the "Company"), a Connecticut limited liability company formed on December 1, 1999, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company primarily acts as a broker executing customer orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2012, the receivable from the brokers and dealers, as reflected on the statement of financial condition consisted substantially of cash due from these brokers.

The Company has two wholly owned subsidiaries; Baer, Crosby and Pike, Agencia De Valores, S.A. (Spain) and BCP Securities Asia Pte Ltd. (Singapore), (the "Subsidiaries"). The Subsidiaries operate as separate companies in those regions with Spain subject to regulatory oversight by *Comisión Nacional del Mercado de Valores* ("CNMV") and Singapore is registered with the *Accounting and Corporate Regulatory Authority* ("ACRA"). The consolidated financial statements include the accounts of both the Company and its wholly-owned subsidiaries. All inter-company balances and transactions are eliminated on consolidation.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Transactions in securities and related commission revenue and expense are recorded on the trade date basis. Securities owned or sold, but not yet purchased are valued at fair value, and the resulting unrealized gains and losses are included in trading profits.

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. They are depreciated and amortized using the straight-line method over their estimated useful lives.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash and securities deposited with a single brokerage institution are insured up to $500,000 per account type of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corp. ("SIPC"). At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

The significant elimination entries between the Company and the consolidated subsidiaries dealt with:

- Corresponding investments in consolidated subsidiaries and shareholder's capital; and
- Management fees and the corresponding receivables and payables that the parent and the consolidated subsidiaries have on their respective books and records.

The Company records its investments at fair value. Fair value is the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

NOTE 2.　　　　SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy

　　　　FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

　　　　The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

NOTE 3.　　　　FAIR VALUE MEASUREMENTS

　　　　The Company's assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2012. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy. The Company's US Treasury bills owned are treated as cash and cash equivalents on the consolidated statement of financial condition and the consolidated statement of cash flows.

NOTE 3.   FAIR VALUE MEASUREMENTS (continued)

Assets	Level 1	Level 2	Level 3	Total
Equity securities	$ 84,125	$ -	$ -	$ 84,125
US Treasury bills**	249,960	-	-	249,960
Sovereign government bonds	1,404,646	-	-	1,404,646
Corporate bonds	-	5,605,827	-	5,605,827
Foreign municipality bonds	-	824,401	-	824,401
Investment in affiliated private equity fund	-	-	169,899	169,899
Total	$ 1,738,731	$ 6,430,228	$169,899	$ 8,338,858
% of Total	20.85%	77.11%	2.04%	100%

Liabilities	Level 1	Level 2	Level 3	Total
Equity securities	$ (661,286)	$ -	$ -	$ (661,286)
Sovereign government bonds	(1,166,005)	-	-	(1,166,005)
Corporate Bonds	-	(2,775,708)	-	(2,775,708)
Foreign municipality bonds	-	(438,750)	-	(438,750)
Total	$ (1,827,291)	$(3,214,458)	$ -	$ (5,041,749)
% of Total	36.24%	63.76%	0%	100%

The following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value.

Balance as of December 31, 2011	$ 179,164
Unrealized gain (loss)	(9,265)
Balance as of December 31, 2012	$ 169,899

Note: The Company's US Treasury bills (fair value of $249,960) was reported as cash and cash equivalents on the consolidated statement of financial condition.

BCP SECURITIES, LLC & SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2012
(continued)

NOTE 4.   INCOME TAXES

The Company is not subject to federal or state income taxes. The members report their distributive share of realized income or loss on their own tax returns. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is no longer subject to federal or state tax examinations by authorities for years before 2009.

NOTE 5.   PROFIT-SHARING PLAN

The Company sponsors a defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(a), which covers substantially all company employees. Contributions are solely at the discretion of the Company. The Company made a contribution to the plan during the year ended December 31, 2012 in the amount of approximately $691,346.

NOTE 6.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $652,204, which was $367,834 in excess of its required net capital of $284,370. The Company's net capital ratio was 6.54 to 1.

NOTE 7.   TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while income statement accounts are translated at exchange rates prevailing throughout the year. Gains or losses resulting from foreign currency transactions are included in net income.

NOTE 8.   COMMITMENTS

The Company extended the lease on its Greenwich, Connecticut office from June 1, 2010 to May 31, 2015. The Company also has a lease on an office in Miami, Florida that was extended in June 2012 for another four years. Future minimum lease payments are as follows:

Year ending December 31,	CT Amount	FL Amount	Total Amount
2013	$ 387,816	$ 42,865	$ 430,681
2014	387,816	44,152	431,968
2015	161,590	45,478	207,068
2016	-	26,988	26,988
	$ 937,222	$ 159,483	$ 1,096,705

The Company had no equipment rental commitments, no underwriting commitments, and had not been named as defendant in any lawsuit at December 31, 2012 or during the year then ended, except as noted below.

The Company is named as a defendant in a lawsuit captioned as MaryLeBone PCC Limited – Rose 2 Fund, on behalf of itself and all similarly situation persons vs. Millennium Global Investments Ltd., Millennium Asset Management Ltd., Michael R. Balboa, Globeop Financial Services LLC, Globeop Financial Services Ltd., SS&C Technologies, Inc., BCP Securities LLC and XYZ Corp., currently pending the United States District Court in the Southern District of New York ("MaryLeBone lawsuit"). On December 21, 2012, the Company reached a preliminary settlement of the MaryLeBone lawsuit that provides, among other things, for a payment of $500,000 by the Company. The settlement is still subject to court approval.

In connection with the MaryLeBone lawsuit and other civil claims arising from the liquidation of the Millennium Global Emerging Credit Master Fund Ltd., BCP Securities, LLC created a legal reserve of $2,000,000 towards potential liabilities and costs.

NOTE 9.   GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2012 or during the year then ended.

NOTE 10.   SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.